Exhibit 99.1

Chi-Med to Announce 2018 Final Results

London: Friday, February 8, 2019: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) will announce its final results for the year ended December 31, 2018 on Monday, March 11, 2019 at 7:00 am Greenwich Mean Time (GMT).

An analyst presentation will be held at 9:00 am GMT (5:00 pm Hong Kong Time) on the same day at Citigate Dewe Rogerson, 3 London Wall Buildings, London, EC2M 5SY, UK, which will be webcast via the company website at www.chi-med.com/investors/event-information/.  The presentation will be available to download before the analyst presentation begins.

For North America based analysts and investors, Chi-Med will also host a conference call with Q&A at 9:00 am Eastern Daylight Time (1:00 pm GMT).

Details of the analyst presentation and conference call dial-in will be provided in the financial results announcement.  A replay will also be available on the website shortly after each event.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products. Its Innovation Platform, Hutchison MediPharma, has about 400 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics in oncology and autoimmune diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world. Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market, Chi-Med is headquartered in Hong Kong and majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1). For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President,	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Hong Kong & Asia ex-China – Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
Mainland China – Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
Richard Gray / Andrew Potts, Panmure Gordon (UK) Limited	+44 (20) 7886 2500